HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                            1624 Washington Street
                               Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
------

Will Hart
                              September 30, 2010

Lilyanna L. Peyser
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

      Re:   EFT Biotech Holdings, Inc.
            Form 10-K File No. 000-53730

      This office represents EFT Biotech Holdings, Inc. (the "Company"). This letter provides the Company's responses to the comments received from the staff by letter dated July 21, 2010. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The numbers under the "Page No." column refer to the pages in the Registration Statement where the Company's response to the particular comment can be found.

                                                                        Page No.

     1. The February 3, 2010 date in the 8-K report filed on February 5, 2010 was incorrect.

     2. The Company has filed an amended 10-Q which includes currently dated certifications of the Company's current principal executive and financial officers.

     3. Straits Exchange Foundation (a Taiwan non-profit organization), and the Association for Relations Across the Taiwan Straits (a China non-profit organization) entered into an Agreement in 2009 regarding crossings in the Taiwan Strait between ports in Taiwan and China. The Agreement neither offers nor gives guidance as to which party will enforce compliance with the Agreement. Additionally, the Agreement does not provide any penalties for noncompliance.

     The Company cannot predict what impact the reduction of its interest in Excalibur will have on its financial statements since the Company does not know when it will sell a portion of its interest in Excalibur or what it will receive in exchange for such interest. As of March 31, 2010 the Company consolidated Excalibur, even though the Company did not own a majority of Excalibur's common stock, since Excalibur was considered to be a variable interest entity of the Company at that time. Any decision to deconsolidate Excalibur will depend on whether Excalibur remains a variable interest entity.

                                                                        Page No.

4. Comment complied with.                                                  20

5.     We have  added  disclosures  to the report in  response  to
this  comment.   However,  trying,  for  example,  to  explain  to
someone  without  an  accounting  background  why  a  decrease  in
Unearned  Revenues  reduces cash flows from  operating  activities would  either  require  a "mini  accounting  lesson"  in the  10-K report or would be completely  futile. On the other hand,  someone
experienced   in  accounting   would   understand   the  Company's
statement  of cash  flows  and  the  reasons  for the  differences between  income (or losses) from  operations and net cash provided
by (or used) in operating activities.                                      26

       We have added  disclosures  to the report  that the Company
does   not   have   any   material    commitments    for   capital
expenditures.  As a result,  a description  of the source of funds
required  to  fulfill  these   commitments   is  not  needed.   As
reflected in the Company's March 31, 2010,  financial  statements, the  Company  had  working  capital in excess of  $30,000,000.  We have  already  stated in the report that the Company does not have any known  trends or  demands  that  affected,  or are  reasonable
likely to affect, the Company's liquidity.                                 26

     6. The fiscal 2009  income tax expense was in error and has been  corrected in the amended 10-K. The fiscal 2010 net income
has also been corrected.                                                   F-2

     7. Comment  complied  with.                                           F-2

     8. Comment complied with.                                             F-4

     9. Comment  complied with.                                  F-8, F-9, F-10,
                                                                   F-11, F-12,
                                                                   F-13, F-22,
                                                                   F-23, F-27

     10. The Company adopted ASC 820 for both financial and
nonfinancial  assets and liabilities effective April 1, 2008.
However, the Company currently does not have non-financial
assets and liabilities that are required to be measured at a
fair value on a recurring basis.                                    F-16, F-17

     11. Since the Company does not intend to collect these notes prior to March 31, 2011, the loans have been classified as long term.

     12. On January 15, 2010, the shareholders of Excalibur
removed Jiao Ren-Ho as Excalibur's chairman and elected Pyng Soon, the Company's general counsel, as its new  chairman.  Subsequent to January 15, 2010,  the Company has  controlled Excalibur's daily  operations  and  has  provided  Excalibur  with  substantial
financial support.                                                  F-18, F-19

                                                                        Page No.

     The Company is deemed to have a controlling financial interest in Excalibur if it has both of the following:

     a. The power to direct the activities of Excalibur that most significantly impact Excalibur's economic performance;

     b. The obligation to absorb losses of Excalibur that could potentially be significant to Excalibur or the right to receive benefits from Excalibur that could potentially be significant to Excalibur.

     Since the Company as of January 15, 2010 had a controlling financial interest in Excalibur, the Company was Excalibur's primary beneficiary and Excalibur became a Variable Interest Entity ("VIE") of the Company on January 15, 2010. In accordance with ASC Topic 810-10-15-14, the Company measured and recognized its interest in Excalibur on December 31, 2009, the closest fair value acquisition date.

     The Company's only variable interest in Excalibur is the Company's equity interest. Prior to January 15, 2010, the Company was neither involved in Excalibur's daily operations nor in control of Excalibur's Board of Directors. Since Excalibur's total equity is insufficient to finance its operations, the Company provided bridge loans to Excalibur in reliance on Excalibur's promise to repay the loans upon obtaining financing from third parties.

     Qualitatively, Excalibur was not able to obtain financing from any third party. Quantitatively, more than 10 % of the fair value of Excalibur's assets were provided by the Company as an equity investment. Therefore, the Company is considered the primary beneficiary and Excalibur was consolidated with the Company's financial statements as of March 31, 2010.

     13. Comment complied with.                                         F-19

     14. Comment complied with.                                         F-20

     15. Digital acquired the distribution and servicing rights to the Company's EFT Phone in exchange for shares of Digital's common stock. The distribution and servicing rights constituted a business pursuant to ASC 805-10-55-4 since:

     o    The  distribution  and  servicing  rights  provided
          Digital with the ability to generate revenue, and

     o The Company's personnel will assist Digital in distributing and servicing the EFT Phone.

     The acquisition of Digital was accounted for pursuant to ASC 805.

     The value of the consideration given and received in the business combination was the historical cost basis under SAB Topic 5G since the Company and Digital are entities

                                                                        Page No.

under common control. The substance of the transaction was that the Company gave up 8% of the value of the distribution and servicing rights, which has a zero value, for 92% of Digital, which had minimal value. Since the Company took control of Digital after the transaction, the Company essentially transferred the distribution and servicing rights to itself.

     Pursuant to SAB Topic 5G, (Transfer of Nonmonetary Assets by Promoters and Shareholders) and due to the minimal value of Digital, no goodwill, was recognized.

     The Company did not record goodwill in connection with the acquisition of Digital. Prior to the Company's acquisition of Digital, Digital had acquired a business and Digital recognized goodwill in connection with that acquisition. The goodwill recorded on Digital's balance sheet was consolidated with the Company's assets at March 31, 2010.

     The extraordinary gain was calculated based upon the fair value of the assets transferred to Digital (ASC
805-30-30-7  b.) and the shares  issued by Digital
(ASC 805-30-30-7 e). The assets transferred by the Company were remeasured at the acquisition date in accordance with ASC 805-30-30-8.

     Digital did not give its stock to the Company  for free.
Digital  believes that the servicing and  distribution  rights will  generate  significant  future revenue.  The fact that the distribution and servicing rights under GAAP had no value  does not have any  bearing  on the  expected  economic  benefits  of
the transaction to either the Company or Digital.                       F-20

     16. The actions which are the subject of the lawsuits took place between December 2005 and November 2008.

     Prior to the Company's involvement with Excalibur, a third party exchanged a contract for the acquisition of two vessels for shares of Excalibur's common stock. The third party, at the time of the exchange, represented that he had placed a substantial deposit toward the purchase price of one of the vessels. Excalibur subsequently learned that the deposit may never have been paid.

       On Excalibur's financial statements;

     o the value of the shares issued was equal to the amount of the deposit and was recorded as a credit to stockholders' equity;
     o the remaining amount owed for the vessel was recorded at a liability; and
     o    the offsetting amount was recorded as an asset.

     When  Excalibur   learned  that  the  deposit  was  not  made,
the entire transaction was reversed, and no gain or loss was recorded. Since the Company, until January 15, 2010, was using the equity method to account for its investment in

                                                                        Page No.

     in Excalibur, the reversal of the transaction did not impact the Company's financial statements since no gain or loss was recorded by Excalibur.

     From Excalibur's standpoint, a change in management would not have any impact on its financial statements. From the Company's standpoint, if Jiao Ren-Ho was reinstated as Excalibur's chairman, the Company may need to evaluate the necessity of consolidating Excalibur's financial statements since it may not, with all else being equal, be in control of Excalibur.

     17. Disclosure  Controls and Procedures relate to accumulating,
recording, processing,   summarizing,   and  communicating
information so that required disclosures, as well as management decisions concerning required disclosures, can be made in a timely manner.

     Internal Control over Financial Reporting pertain to the preparation of financial statements in accordance with GAAP. Although Disclosure Controls are related to Internal Control over Financial Reporting (i.e. management cannot report a liability in accordance with GAAP if it does not know that the liability exists) they are also separate and distinct.

     By way of example, Disclosure Controls are adequate if management knows of the existence of an offshore bank account and the receipts and disbursements from that account. However, an expenditure from the offshore bank account which is not recorded in accordance with GAAP is a problem with Internal Control over Financial Reporting and not a problem with Disclosure Controls.

     Accordingly,  the  Company's  Disclosure  Controls  and
Procedures  can be effective as of March 31, 2010  although it's
Internal  Control over  Financial Reporting may not be effective.

     18. Comment complied with.                                          35

     19. Comment complied with.                                       Signature
                                                                        Page

       If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                         Very Truly Yours,

                                         HART & TRINEN, L.L.P.

                                         By   /s/ William T. Hart

                                              William T. Hart